SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Thomas G. Reddy Bingham McCutchen LLP Three Embarcadero Center San Francisco, California 94111 (415) 393-2188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Westamerica Bank, solely as trustee of 1740 Trust RSP.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of January 31, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 165,181,887 shares of Common Stock outstanding as of January 31, 2012. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 0.0% of the total voting power of the Common Stock as of January 31, 2012. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of January 31, 2012, which is comprised of 45,567,303 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

EXPLANATORY NOTE:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 4 amends and supplements, as set forth below, the Schedule 13D filed by CIBC Trust Company (Bahamas) Limited (“CIBC”) with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by CIBC with respect to the Issuer on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Person with respect to the Issuer on January 6, 2011 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed by the Reporting Person with respect to the Issuer on May 16, 2011 (“Amendment No. 3”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 is referred to as the “Schedule 13D”. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

This Amendment No. 4 constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Person but not as to any other Separately Filing Group Members or any other person or entity.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

On March 13, 2012, the Reporting Person transferred 520,587 shares of Class B Common Stock in the aggregate, which represented all of the shares of Class B Common Stock held by the Reporting Person, to (i) limited liability companies whose members are one or more Thomas J. Pritzker Family Trusts and Gigi Pritzker Pucker Family Trusts and (ii) Horton Trust Company LLC, not individually but solely as trustee of a Penny Pritzker Family Trust. These shares were sold in a privately negotiated transaction for the purchase price of $40.00 per shares, or $20,823,480 in the aggregate. The transfers constituted “Permitted Transfers” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock transferred to (i) limited liability companies whose members are one or more Thomas J. Pritzker Family Trusts and Gigi Pritzker Pucker Family Trusts and (ii) Horton Trust Company LLC, not individually but solely as trustee of a Penny Pritzker Family Trust, remained shares of Class B Common Stock following the transfers.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

The Reporting Person no longer has any interest in the securities of the Issuer as of March 13, 2012.

Schedule A attached to this Amendment No. 4 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 4 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Schedule B attached to this Amendment No. 4 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 4 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2012

Westamerica Bank, solely as trustee of 1740 Trust RSP

By:	/s/ Sherry Graziano
Sherry Graziano
Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such person to sign and file this Amendment No. 4 on behalf of Westamerica Bank was previously filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A		Class B		% of Total Common Stock[4]	% of Total Voting Power[5]
	Common Stock[2]		Common Stock[3]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Westamerica Bank, solely as trustee of 1740 Trust RSP	—	—	—	—	—	—

[1]	All references to the number of shares outstanding are as of January 31, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,567,303 shares of the Class A Common Stock outstanding as of January 31, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of January 31, 2012.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,567,303 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of January 31, 2012.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2012, which is comprised of 45,567,303 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A		Class B		% of Total Common Stock[4]	% of Total Voting Power[5]

	Common Stock[2]		Common Stock[3]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B

Co-Trustees of the U.S. Situs Trusts[6]	—	—	1,982,124	1.7%	1.2%	1.6%
Trustee of the Non-U.S. Situs Trusts[7]	—	—	3,447,946	2.9%	2.1%	2.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	20,805,187	17.4%	12.6%	16.8%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[9]	—	—	6,403,577	5.4%	3.9%	5.2%
Trustees of the James N. Pritzker Family Trusts[10]	8,470	*	3,470,792	2.9%	2.1%	2.8%
Trustees of the John A. Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[12]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[13]	—	—	8,584,104	7.2%	5.2%	6.9%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[14]	6,238	*	10,018,946	8.4%	6.1%	8.1%
Trustees of the Daniel F. Pritzker Family Trusts[15]	—	—	10,001,457	8.4%	6.1%	8.1%
Trustees of the Anthony N. Pritzker Family Trusts[16]	—	—	6,186,817	5.2%	3.7%	5.0%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[17]	—	—	17,550,065	14.7%	10.6%	14.1%
Trustees of the Jay Robert Pritzker Family Trusts[18]	—	—	6,051,483	5.1%	3.7%	4.9%
Trustee of the Richard Pritzker Family Trusts[19]	—	—	—	—	—	—
Pritzker Family Group Totals	14,708	*	94,502,498	79.3%	57.3%	76.3%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of January 31, 2012, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,567,303 shares of the Class A Common Stock outstanding as of January 31, 2012, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 119,614,584 shares of Class B Common Stock outstanding as of January 31, 2012.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,567,303 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock outstanding as of January 31, 2012.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of January 31, 2012, which is comprised of 45,567,303 shares of Class A Common Stock and 119,614,584 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Pritzker, Marshall E. Eisenberg and Karl J. Breyer, not individually, but solely in their capacity as co-trustees of the U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 29,926 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[18]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[19]

See the Schedule 13D filed on August 26, 2010, as amended, by CIBC Trust Company (Bahamas) Limited, solely as trustee of the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.